                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            ------------------------

                                  FORM 10-SB/A

                                AMENDMENT NO. 1






                   GENERAL FORM FOR REGISTRATION OF SECURITIES
         OF SMALL BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                     BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


           DELAWARE                                                             98-0208402
----------------------------------                                    -------------------------------
(State or Other Jurisdiction of                                              (I.R.S. Employer
 Incorporation or Organization                                              Identification No.)

1177 WEST HASTINGS STREET, #1818, VANCOUVER BC, CANADA                            V6E 2K3
------------------------------------------------------                            -------
     (Address of Principal Executive Offices)                                    (Zip Code)


Registrant's telephone Number, including area code      (604) 602-1717
                                                    ------------------------


Securities to be registered pursuant to Section 12(b) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

                        Title of Each Class                                    Name of Each Exchange on Which
                        to be so Registered                                    Each Class is to be Registered
                        -------------------                                    ------------------------------

                  Common Stock, $0.0001 Par Value                                     OTC Bulletin Board
------------------------------------------------------------------            -----------------------------------


------------------------------------------------------------------            -----------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

            (a)  DEVELOPMENT OF BUSINESS

            Bullet Environmental Technologies, Inc. (the "Company" or "Registrant") was originally incorporated under the laws of the State of Delaware on December 18, 1997 under the name of "Innovin Development Corporation." The Company merged with Innovin, Inc., a Colorado corporation effective March 5, 1998 with the Company as the surviving corporation. On March 5, 1998, in anticipation of going into the mining business, the Company amended its Certificate of Incorporation to change its name to, "Anglo-Sierra Resources Corp." On March 15, 1999, in order to reflect the Company's plan to market certain waste treatment technology under the trade name "Bullet," the Company again amended its Certificate of Incorporation to, among other things, change its name to, "Bullet Environmental Technologies, Inc." The Company is filing this Form 10-SB on a voluntary basis. The Company's registration under the Securities Exchange Act of 1934 (the "Exchange Act") will be required in order to successfully complete negotiations and consummation of its proposed acquisition of a financial services business.


            (b) BUSINESS OF REGISTRANT

            Registrant is a development stage company and is not presently engaged in any business. Accordingly, the auditors report on the Registrant's financial statements notes that Registrant will require additional financing or future profitability if it is going to remain as a going concern. Registrant has entered into a non-binding letter of intent to acquire a company in the financial services business. Since its formation, Registrant has explored entering into various other businesses but did not commence operations in any of these businesses. The particular businesses explored are:


            - From December 18, 1997 until March 5, 1998, Registrant explored the possibility of developing and constructing wineries. Registrant is informed that prior management identified several winery properties in British Columbia, Canada, negotiated the proposed acquisition of an interest in those properties, and attempted to raise the funds required to consummate that acquisition. Registrant is informed that efforts to raise the necessary funds were not successful and the proposed transaction was abandoned.



            - From March 5, 1998 through February 26, 1999, Registrant intended to develop mining properties. Mining rights in two mining properties in British Columbia, Canada were acquired and Registrant began efforts to develop those rights and obtain financing for these efforts. However, due to a subsequent decline in the price of gold ore, the high costs to maintain and develop those mineral rights, and the inability of the Company to raise additional capital for these purposes, operation of these properties never commenced and the Company disposed of the mining rights on February 26, 1999.



            - In March 1999, Registrant explored developing waste and sewage treatment systems. On March 25, 1999, it acquired a license to use certain waste treatment technology utilizing the trade name "Bullet". The license entitled Registrant to use commercially a patent-pending technology for dissolving gases into liquids at low pressure. Registrant intended to market the technology for certain agricultural uses. Registrant's ability to exploit the licensed technology in an economically feasible manner relied in part upon the developer of the technology being available to make technical improvements, advise on the commercial application of the technology and develop additional related applications. The developer decided to focus his efforts on applications of the technology in the petroleum industry, an area not permitted by Registrant's license. Accordingly, Registrant's exploitation of the technology was no longer economically feasible. No significant operations were commenced and the license to use the Bullet technology has since been cancelled.



            - In May 1999, Registrant entered into a non-binding letter of intent to acquire a broker-dealer which is essentially a family-owned and operated business. Subsequently, the parties were unable to agree on various governance and management issues and the letter of intent was terminated. On June 18, 1999 Registrant entered into a new non-binding letter of intent with Somerset Financial Partners, Inc. ("Somerset"), a different financial services company. Registrant is presently attempting to finalize its agreement with Somerset for a transaction based on this second letter of intent.


            (c)  REPORTS TO SECURITIES HOLDERS


            Registrant does not currently file reports with the Securities and Exchange Commission ("SEC"). Registrant expects to prepare and provide annual reports to its security holders after registration under the Exchange Act.


            A copy of the materials filed by the Registrant with the SEC may be obtained and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the site http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION


            (a) PLAN OF OPERATION. The Company's plan of operation is to acquire a financial services company which currently offers a limited group of products and expand the operations to create a company providing diversified business services, including financial research, investment banking, money management, and securities brokerage. In marketing these services, Registrant intends to focus on emerging and high-growth companies. In this regard, the Company has entered into a non-binding letter of intent with Somerset, the parent company of a wholly-owned registered broker-dealer and member of the NASD. The transaction with Somerset is subject to the parties agreement on final economic terms and definitive contracts, completion of due diligence, and regulatory approvals. If that transaction is not completed, the Company intends to explore the acquisition of other financial services companies.



            The non-binding letter of intent was signed on June 18, 1999 and contemplates the exchange of 500,000 shares of the Company's common stock for all of the issued and outstanding shares of Somerset. The letter of intent expressly conditions the consummation of the Company's acquisition of Somerset upon several factors, principally (i) approval of the National Association of Securities Dealers, Inc., which regulates the broker-dealer owned by Somerset
(ii) Company's raising of at least $5,000,000 in cash through a private placement of between 1,000,000 and 2,000,000 shares of the Company's common stock, (iii) agreement between the Company and certain key employees of Somerset as to the terms and conditions of their future employment by the Company, (iv) completion of the Company's due diligence inquiry into Somerset's business, (v) this registration statement being effective, and (vi) negotiation and execution of definitive agreements binding upon the parties and resolving the remaining issues not yet agreed upon. The letter of intent will terminate if the Somerset acquisition is not consummated within 180 days of its effective date.



            The Company anticipates that additional capital of $5,000,000 will be necessary to acquire Somerset and for operations during the twelve months following acquisition. The Company plans to raise the necessary capital through a private placement of common stock. Currently, the Company has approximately $20,400 in cash to be applied toward its legal, accounting and other short-term expenses associated with filing this registration statement and the related reports. The Company is currently negotiating for a private unsecured loan of additional funds for short-term operating purposes. However, no commitment for such funds has been received as of the date hereof. No contingency plans have been developed in the event that the Company is unable to obtain a short-term loan, to raise the $5,000,000 necessary for the Somerset transaction and operations, or to complete the Somerset transaction. The Company continues to explore other opportunities with other financial services companies, should the Somerset transaction not be completed.



            The Company has no specific plans regarding sales of plant or significant equipment, or for significant changes in the number of employees.


ITEM 3.  DESCRIPTION OF PROPERTY


            Registrant has no material assets except for cash in the amount of $20,400. Registrant has no office facilities or real property holdings except that Registrant currently rents office space in Vancouver, British Columbia on a month-to-month basis at a monthly rental of $2,000 Canadian.


ITEM 4.  SECURITY OWNERSHIP OF BENEFICIAL OWNERS


            (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The Company has not been registered under the Securities Exchange Act of 1934. Accordingly, its shareholders have not been required to file reports of beneficial ownership and the Company does not know whether there are any persons who beneficially own five percent or more of its outstanding common stock. The following table provides information regarding record owners of at least five percent of the outstanding common stock of the Company:


                                                Number of Shares Owned
Title of Class          Name and Address          as of July 1, 1999                % of Class
--------------          ----------------          ------------------                ----------

  Common                Cede & Co.                        140,728                     6.54
                        Box 20
                        Bowling Green Station
                        New York, NY 10274

  Common                Affaires Financiales S.A.         200,000                     9.30
                        c/o Eugen Curti
                        Seestrasse 5 CH-8002
                        Zurich, Switzerland

            No options, warrants, or conversion rights exist which would provide any persons with beneficial ownership of the Company.


            (b) The Company's sole director and officer does not own any shares of the Company's common stock.

            (c) No arrangements presently exist which would result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

            (a) The current sole director and officer of Registrant, who will serve until the Registrant's next annual meeting, or until his successors are elected or appointed and qualified, is as follows:

Name                    Age                     Yr. Elected             Office Held
----                    ---                     -----------             -----------
G.W. Norman Wareham     46                        1999                  President, Treasurer,
                                                                        and Secretary

G.W. Norman Wareham - Mr. Wareham was appointed the sole director of the Company on March 26, 1999. Several shareholders who invested in the Company at or about the time of his appointment knew of his service as an officer and/or director of other early stage companies and informally expressed their approval of Mr. Wareham to the Company's then sole director. He was appointed by the Company's prior sole director in accordance with procedures set forth in the by-laws. Mr. Wareham has served, or is currently serving, on the board of directors or as an officer for several companies including ZMAX Corporation, Aquaplan, British Brasses, Solar Energy, Viper Resources and WattMonitor. Mr. Wareham has been the president of Wareham Management Ltd. since May 1996. Mr. Wareham has been a director of two Canadian public companies, Anthian Resources and Orko Gold. From June 1995 to January 1996, Mr. Wareham was an accountant with the certified general accounting firm of Wanzel, Sigmund & Overes. From April 1993 to February 1995, Mr. Wareham served as President and Chief Executive Officer of Transatlantic Financial, a private investment banking company. From August 1986 to March 1993, Mr. Wareham was a proprietor of Wareham & Company, providing accounting and management consulting services.

            (b) Registrant has no other officers or employees.

            (c) Given that Registrant has only one director and officer, no family relationships between such positions exists.

            (d) No legal proceedings have been instituted in the previous five years against the sole director and officer of Registrant, Mr. G.W. Norman Wareham. Registrant has no knowledge of any legal proceedings against any predecessor director, officer, or promoter of Registrant.

ITEM 6.  EXECUTIVE COMPENSATION


            (a) GENERAL. The sole officer and director of Registrant is paid based upon the fair market value of the services he provides to the Company, as authorized by its board of directors. No regular salary, bonus, stock option plan, stock appreciation rights, stock incentive plan, or other compensation or perquisites have been implemented by Registrant. Amounts paid to the officers and directors are further detailed in subsection (b) below.

            (b) SUMMARY COMPENSATION TABLE. The following table sets forth certain summary information concerning the compensation paid to the President and certain former directors for the fiscal year ended February 28, 1999.

                           SUMMARY COMPENSATION TABLE



                Name and Principal Position*              Fiscal              Salary*          Bonus*      Other Compensation*
                -------------------------------           ------              ------           -----       ------------------
                                                         Year Paid*
                                                         ---------

G.W. Norman Wareham, President and Sole Director             1999               0                0                  0
                                                             1998               0                0                  0



*    Footnote:



          In addition, former officers and directors were paid management fee as follows:



                                                            FISCSAL
       NAME AND PRINCIPAL POSITION                         YEAR PAID         SALARY           BONUS        OTHER COMPENSATION
       ---------------------------                         ---------         ------           -----        ------------------

Tim Coupland, Former President and Director                  1999               0                0               $79,525*
                                                             1998               0                0                  0

Troy Adams, Former Director                                  1999               0                0                $4,930*
                                                             1998               0                0                  0

Rick Clemens, Former Director                                1999               0                0                $5,016*
                                                             1998               0                0                  0



The services provided to the Company by Mr. Coupland, a trained geologist, included locating mining properties for possible acquisition by the Company, working with consulting geologists to evaluate such properties, verification of title and good standing of mining claims, negotiating with property owners for acquisition of mining rights, preparing acquisition documents for mining properties; overseeing private placements to finance the Company, including preparing offering memoranda, subscription documents and administrative filings and stock issuances in conjunction with Company counsel; investor relations; and day-to-day operations and bookkeeping for the Company. In 1999 the Company also paid $4762 to Mr. Coupland and $1317 to Mr. Adams to reimburse them for office and travel expenses. In February 1999, owners of approximately 66% of the shares of the Company's outstanding common stock, sold that stock. The purchasers of that stock required removal of the board of directors and Messrs. Coupland, Adams and Clemens were replaced.


            (c) OPTION/SAR GRANTS. Registrant has not granted any options or stock appreciation rights during the last fiscal year.

            (d) AGGREGATE OPTION/SAR EXERCISES. No stock options or stock appreciation rights have been exercised in the last fiscal year.

            (e) LONG TERM INCENTIVE PLAN AWARDS. No long term incentive plans have been awarded by Registrant.

            (f) COMPENSATION OF DIRECTORS. Registrant's directors are compensated based upon the fair market value of the services provided by such director to the Company, as approved by the board of directors from time to time. All compensation paid to the directors during the last fiscal year is detailed in subsection (b) above.

            (g) EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT. No employment contract has been entered between Registrant and its president and sole director, Mr. G.W. Norman Wareham. No compensation plan or arrangement exists which provide for compensation in the event of a termination or resignation of the Registrant's president.

            (h) REPORT ON REPRICING OF OPTIONS/SARs. No options or stock appreciation rights have been granted by Registrant.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


            On February 26, 1999, the Company entered into an Assignment and Assumption Agreement ("Assignment Agreement") with Mr. Tim Coupland. Mr. Coupland had served as a promoter of the Company, and at the time of the Assignment Agreement, was the president and a director of the Company. Pursuant to the Assignment Agreement, all of the assets of the Company, consisting primarily of mining claims in two mining properties, which Registrant had determined that it could not develop economically and could not afford to maintain, were assigned to Mr. Coupland. Mr. Coupland assumed all of the Company's liabilities and obligations as of January 31, 1999. At the time the Company was not aware of any actual liabilities. However, the Assignment Agreement was designed to protect the Company against the assertion of unanticipated claims of a type which can arise in connection with the ownership of mining claims. The Assignment Agreement, and the transaction to which it referred, were ratified and approved by the written consent of a majority of the shareholders of the Company.



            The promoters of the Company were Mr. Tim Coupland and Mr. Andrew Hromyk who provided services to the Company in exchange for shares of the Company's stock.


ITEM 8.  LEGAL PROCEEDINGS


            There are no pending legal proceedings to which the Registrant, its director, or its officer are a party. Registrant has no knowledge of any pending legal proceedings to which parties owning 5% of its common stock are a party. Registrant does not know of any legal proceedings contemplated or threatened by or against it.


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


            Until July 31, 1999, the Company's common stock was quoted on the OTC Bulletin Board under the symbol, "BLLE". Since August 1, 1999, the Company's common stock has been quoted on the "Pink Sheets." The approximate number of holders of the Company's common stock as of September 1, 1999 is 52. The approximate number of shares of the Company's common stock outstanding is 2,150,422.


            The following table sets forth for the periods indicated the high and low bid prices for the common stock as reported each quarterly period within the last two fiscal years on the OTC Bulletin Board and the Pink Sheets. The prices are inter-dealer prices, do not include retail mark up, mark down or commission and may not necessarily represent actual transactions.


FISCAL QUARTER                                                                                     HIGH                    LOW
--------------                                                                                     ----                    ---


2/24/99**-2/28/99............................................................                    6 1/4                    3 1/8

3/1/99-5/30/99...............................................................                    7                          1/4

6/01/99-8/30/99..............................................................                    9 9/16                   4



           **The Company's stock was first quoted on February 24, 1999.


            During the last two years, no dividends have been paid on the Company's stock and the Company does not anticipate paying any cash dividends in the foreseeable future. Although it is the Company's intention to utilize all available funds for the development of the Company's business, no restrictions are in place which would limit or restrict the ability of the Company to pay dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

            (a) Registrant has made the following sales of unregistered common stock since its organization on December 18, 1997. All denominations are in U.S. Dollars unless otherwise noted. The symbol "CDN" denotes Canadian Dollars.



Date
Of Issue      Title      Purchaser                      Shares Sold             Consideration                Currency    Exemption
---------------------------------------------------------------------------------------------------------------------------------
1/12/98       Common     Bona Vista West Ltd            60,000*                                $300                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/5/98        Common     Innovin, Inc. shareholders     43,511*        Shares of                                     Regulation D
                         pursuant to Articles                          Innovin, Inc.
                         of Merger
---------------------------------------------------------------------------------------------------------------------------------
                                                                       Mining property located in                    Regulation D
3/10/98       Common     Bert Lavallee                  12,000*        British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Natalie Thibeault              400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Chris Wesolowski               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     John Ferrier                   2,100*                              $26,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Corrine Johnson                400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     James Drangsbolt               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Mae Chow                       200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Wail Ichtay                    200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Ryan Belchamber                200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/1/98       Common     Vance Belchamber               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
10/28/98      Common     Troy Adams                     1,400*                              $17,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/1/98       Common     Koos Dykstra                   1,000*                              $12,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/1/98       Common     Chris Wesolowski               624*                                 $7,800         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/1/98       Common     Sue Adams                      2,700*                              $33,750         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
                                                                       Mining property located in                    Regulation D
11/24/98      Common     David Javorsky                 16,000*        British Columbia, Canada
---------------------------------------------------------------------------------------------------------------------------------
12/1/98       Common     Michael Gaber                  800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Joe Vass                       800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Mike Belchamber                800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Ryan Belchamber                200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Vance Belchamber               200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
                         Landuction Consulting Ltd/Chet
12/21/98      Common     Gilmore                        200*                                 $2,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     Bud Patriquin                  240*                                 $3,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/21/98      Common     David Novy                     600*                                 $7,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/30/98      Common     David Boychuk                  400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
12/30/98      Common     John Martin                    400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
12/30/98      Common     Tamiko Foreman                 800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Gordon Jangula                 500*                                 $6,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Jeremy T. Brennan              500*                                 $6,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Tamiko Foreman                 800*                                $10,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Douglas Coupland               400*                                 $5,000         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     Ted Gaulton                    1,000*                              $12,500         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
11/15/98      Common     John Vallier                   500*                                 $6,250         CDN      Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/25/99       Common     Century Capital               784,009**      Assignment of Century
                         Management Ltd                               Capital's  License in the                      Regulation D
                                                                      "Bullet" waste treatment
                                                                      technology
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Affaires Financiers            200,000                             $10,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Holger Timm                    100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Cesare Bette                   50,000                               $2,500                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Patrick Ramelet                100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Euroswiss Securities           100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Harpings Management            100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Rahn & Bodmer                  100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Value Invest Ltd.              100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Lilydale Finance Inc.          100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Noble Trading Ltd.             100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Ecorum Limited                 100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Fegu Finance Inc.              100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Jean T. Nasraliah              50,000                               $2,500                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Alia Holdings                  100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Cayman Island Securities       100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Adana Finance Ltd.             100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Arendal Investments            100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Haliun Hongorzul               50,000                               $2,500                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     MFC Merchant Bank              100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     Signature Financial            50,000                               $2,500                  Regulation D
                         Corporation
---------------------------------------------------------------------------------------------------------------------------------
3/26/99       Common     First Capital Invest Corp.     100,000                              $5,000                  Regulation D
---------------------------------------------------------------------------------------------------------------------------------

 *   Adjusted for 50:1 reverse stock split which occurred on March 15, 1999.


** These shares were subsequently returned to Registrant upon cancellation of the license for the "Bullet" technology.



            All of the above issuances were made in accordance with the exemptions provided by Rule 504 of Regulation D under the Securities Act of 1933. Specifically, the aggregate offering price of securities offered under Rule 504 did not exceed $1,000,000 within any twelve-month period. The Company filed a Form D for each of the above detailed issuances in accordance with Regulation D.

ITEM 11.  DESCRIPTION OF SECURITIES

            Registrant is authorized by its Certificate of Incorporation to issue 30,000,000 shares of common stock, par value $0.0001 per share.

            All shares of stock, when issued, are to be fully paid and non-assessable. Each share of Registrant's common stock is entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of Registrant's common stock are equal to one another with respect to dividends and liquidation rights. Holders of Registrant's common stock are entitled to receive such dividend amount or amounts as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, pre-emptive, option, or subscription privileges with respect to any shares. Registrant's common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

            Reference is made to the Certificate of Incorporation, as amended, and the By-Laws of the Company as well as to the applicable statutes of the State of Delaware for additional details on the rights, privileges, and liabilities of holders of the Company's stock.

ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

            The Company's Certificate of Incorporation limits the directors' liability to the Company, its stockholders, or other security holders of the Company for monetary damages resulting from any breach of fiduciary duty. This limitation of liability applies for all breaches of fiduciary duty unless such breach was due to a breach of the duty of the director's loyalty, acts or omissions not in good faith, certain acts specified by Delaware law, or a transaction for the director's personal benefit.

            The Certificate of Incorporation also provides for the indemnification of the directors and officers of the Company. Officers and directors of the Company are indemnified pursuant to the Certificate of Incorporation against personal liability resulting from any tort committed by an employee of the Company, unless the officer or director was personally involved in the injury, or unless such officer or director committed a criminal act. The Certificate of Incorporation further empowers the Company to indemnify its officers and directors to the fullest extent provided by law.

            Section 145 of the Delaware General Corporation Law allows Delaware corporations to indemnify their officers, directors, employees and agents and may effect the Registrant's officers and directors liability.

ITEM 13.  FINANCIAL STATEMENTS

            Registrant's financial statements, as indexed in Item 15 below, are attached to this registration statement and incorporated herein by reference.

ITEM 14.  CHANGES IN ACCOUNTING AND FINANCIAL DISCLOSURE

            Registrant did not have any disagreements on accounting or financial disclosures with its principal independent accountant during the previous two years.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

            The following documents are attached hereto and incorporated herein by reference.

            A.          FINANCIAL STATEMENTS

                        F-1 Audited Financial Statements as of February 28, 1999, including audited balance sheet, and audited statements of income, cash flows, and changes in stockholders' equity.

                        F-2 Unaudited Financial Statements as of May 31, 1999, including unaudited balance sheet, and related statements of income and cash flows.

            B.          EXHIBITS

                        3(i)(a)     Certificate of Incorporation of Registrant.

                            (b) Amendment to Certificate of Incorporation dated February 20, 1998.

                            (c) Certificate of Amendment of Certificate of Incorporation dated March 15, 1998.

                        3(ii)       Bylaws of Registrant.


                            [Signature page follows.]

                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BULLET ENVIRONMENTAL TECHNOLOGIES, INC.,
                           A Delaware Corporation



Date September 14, 1999      By :             /s/
     -------------------            --------------------
                                    G.W. Norman Wareham,
                                    President

                          ANGLO-SIERRA RESOURCES CORP.
                         (AN EXPLORATION STAGE COMPANY)


                              FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)


                                FEBRUARY 28, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Anglo-Sierra Resources Corp.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Anglo-Sierra Resources Corp. as at February 28, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the year ended February 28, 1999, the period from incorporation on December 18, 1997 to February 28, 1998 and cumulative amounts for the period from December 18, 1997 to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1999 and 1998 and the results of its operations and its cash flows for the year ended February 28, 1999, the period from incorporation on December 18, 1997 to February 28, 1998 and cumulative amounts for the period from December 18, 1997 to February 28, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Anglo-Sierra Resources Corp. will continue as a going concern. As discussed in
Note 2 to the financial statements, unless the Company attains further profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                          "DAVIDSON & COMPANY"

Vancouver, Canada                                         Chartered Accountants


March 30, 1999
(except as to Note 3 which is
 as of September 2, 1999)


                   A Member of Accounting Group International
     Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372
                    Pacific Centre, Vancouver, BC, Canada
                                    V7Y1G6
                 Telephone (604) 687-0947 Fax (604) 687-6172

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in United States Dollars)
AS AT FEBRUARY 28

==============================================================================================================================
                                                                                        1999                     1998
------------------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
     Cash and cash equivalents                                                   $                327    $                -

INCORPORATION COSTS (Note 5)                                                                       -                   5,089

INVESTMENT                                                                                         -                     175
                                                                                 --------------------    -------------------

                                                                                 $                327    $             5,264
==============================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT
     Accounts payable and accrued liabilities                                    $              1,986    $             1,405
                                                                                 --------------------    -------------------

STOCKHOLDERS' EQUITY
     Capital stock (Note 7)
         Authorized
          30,000,000  common shares, par value of $0.0001
           5,000,000  preference shares, par value of $0.0001
         Issued
             150,475  common shares (1998 - 103,511 common shares)                                 15                     10
     Additional paid-in capital                                                               311,284                  5,475
     Deficit accumulated during the exploration stage                                        (316,562)                (1,626)
     Accumulative comprehensive other income                                                    3,604                     -
                                                                                 --------------------    -------------------

                                                                                               (1,659)                 3,859
                                                                                 --------------------    -------------------

                                                                                 $                327    $             5,264
==============================================================================================================================

HISTORY AND ORGANIZATION OF THE COMPANY (Note 1)

SUBSEQUENT EVENTS (Note 12)

ON BEHALF OF THE BOARD:


                    /s/                                       Director
--------------------------------------------------------------


  The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)


===============================================================================================================================
                                                                      Cumulative
                                                                            From
                                                                   Incorporation                                  Period From
                                                                              on                                Incorporation
                                                                    December 18,                                  on December
                                                                         1997 to              Year Ended          18, 1997 to
                                                                    February 28,            February 28,         February 28,
                                                                            1999                    1999                 1998
-------------------------------------------------------------------------------------------------------------------------------

EXPENSES
     Amortization of incorporation costs                   $               5,310   $               5,089   $              221
     Bank charges                                                            146                     146                   -
     Consulting fees                                                      14,616                  14,616                   -
     Foreign exchange loss                                                   344                     344                   -
     Management fees                                                      84,455                  84,455                   -
     Office and miscellaneous                                             12,346                  12,346                   -
     Printing                                                              2,424                   2,424                   -
     Professional fees                                                    18,948                  17,543                1,405
     Transfer agent and registrar                                         11,021                  11,021                   -
     Travel                                                                5,930                   5,930                   -
     Write-off of resource properties (Note 6)                           160,847                 160,847                   -
                                                           ---------------------   ---------------------   ------------------

LOSS BEFORE OTHER ITEM                                                  (316,387)               (314,761)              (1,626)

OTHER ITEM
     Write-off of investment                                                (175)                   (175)                  -
                                                           ---------------------   ---------------------   ------------------

LOSS FOR THE PERIOD                                        $            (316,562)  $            (314,936)  $           (1,626)
===============================================================================================================================

LOSS PER SHARE                                                                     $              (2.52)   $           (0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING                                                              125,073               82,531
===============================================================================================================================


   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)

==========================================================================================================================
                                                                                   Deficit
                                                                               Accumulated
                                    Number of                  Additional       During the      Cumulative
                                       Common                     Paid-in      Exploration     Translation
                                       Shares       Amount        Capital            Stage      Adjustment      Total
--------------------------------------------------------------------------------------------------------------------------

INCEPTION, DECEMBER 18, 1997                -    $       -     $       -      $        -      $      -      $         -

Shares issued for cash                  60,002            6          5,304             -             -             5,310

Share exchange with Innovin
     Inc. (Note 4)                      43,509            4            171             -             -               175

Loss for the period                         -            -              -          (1,626)           -            (1,626)
                                   -----------   ------------  -------------  --------------  -----------   --------------

BALANCE AT FEBRUARY 28, 1998           103,511           10          5,475         (1,626)           -             3,859

Shares issued for resource
     properties (Note 6)                28,000            3        151,179             -             -           151,182

Shares issued for cash                  18,964            2        154,630             -             -           154,632

Loss for the period                         -            -              -        (314,936)           -          (314,936)

Accumulative comprehensive
     other income                           -            -              -              -          3,604            3,604
                                   -----------   ------------  -------------  -------------   -----------   --------------

BALANCE AT FEBRUARY 28, 1999           150,475   $       15    $   311,284    $  (316,562)    $   3,604     $     (1,659)
==========================================================================================================================

   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in United States Dollars)


===============================================================================================================
                                                             Cumulative
                                                                   From
                                                          Incorporation                            Period From
                                                                     on                          Incorporation
                                                           December 18,                            on December
                                                                1997 to          Year Ended        18, 1997 to
                                                           February 28,        February 28,       February 28,
                                                                   1999                1999               1998
---------------------------------------------------------------------------------------------------------------

LOSS FOR THE PERIOD                                   $       (316,562)    $      (314,936)    $       (1,626)


OTHER COMPREHENSIVE INCOME

     Foreign currency translation adjustments                    3,604               3,604                 -
                                                      ----------------     ---------------     ---------------


COMPREHENSIVE LOSS FOR THE PERIOD                     $       (312,958)    $      (311,332)    $       (1,626)
===============================================================================================================

LOSS PER SHARE                                                             $        (2.49)     $       (0.02)


WEIGHTED AVERAGE SHARES OUTSTANDING                                                125,073             82,531
===============================================================================================================


   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

=========================================================================================================================
                                                                        Cumulative
                                                                              From
                                                                     Incorporation                          Period From
                                                                                on                        Incorporation
                                                                      December 18,                          on December
                                                                           1997 to        Year Ended        18, 1997 to
                                                                      February 28,      February 28,       February 28,
                                                                              1999              1999               1998
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                                           $      (316,562)   $     (314,936)   $        (1,626)
     Adjustments to reconcile loss to net cash
       used in operating activities:
         Amortization of incorporation costs                                 5,310             5,089                221
         Write-off of resource properties                                  160,847           160,847                 -
         Write-off of investment                                               175               175                 -

     Changes in other operating assets and liabilities
         Increase in accounts payable and accrued liabilities                1,986               581              1,405
                                                                   ---------------    --------------    ---------------

     Net cash used in operating activities                                (148,244)         (148,244)                -
                                                                   ---------------    --------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures on incorporation costs                                    (5,310)               -              (5,310)
     Acquisition of resource property                                       (9,665)           (9,665)                -
                                                                   ---------------    --------------    ---------------

     Net cash used in investing activities                                 (14,975)           (9,665)            (5,310)
                                                                   ---------------    --------------    ---------------

CASH FLOWS FROM FINANCING ACTIVITY
     Issuance of capital stock for cash                                    159,942           154,632              5,310
                                                                   ---------------    --------------    ---------------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                       (3,277)           (3,277)                -

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                 3,604             3,604                 -
                                                                   ---------------    --------------    ---------------

NET CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                      327               327                 -

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  -                 -                  -
                                                                   ---------------    --------------    ---------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $           327    $          327    $            -
=========================================================================================================================

CASH PAID DURING THE YEAR FOR:
     Interest expense                                              $            -     $           -     $            -
     Income taxes                                                               -                 -                  -
=========================================================================================================================

SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES (Note 9)

   The accompanying notes are an integral part of these financial statements.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was incorporated in Delaware on December 18, 1997 and is in the exploration stage. On March 5, 1998, the Company changed its name from Innovin Development Corporation to Anglo-Sierra Resources Corp.


2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private placement.

===============================================================================
                                                          1999         1998
-------------------------------------------------------------------------------
Deficit accumulated during the exploration stage      $ (316,562)   $ (1,626)
Working capital deficiency                                (1,659)     (1,405)
===============================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES

     INCORPORATION COSTS

     Incorporation costs are carried at cost less accumulated amortization which is being calculated over sixty months on a straight-line basis. During the current year, the Company charged to operations the remaining unamortized incorporation costs (Note 5).

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less. These are recorded at cost which approximates market.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     FOREIGN CURRENCY TRANSLATION

     The Company has determined that the functional currency of its operations is the local currency, the Canadian dollar. In accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation", the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Related exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment. Exchange gains and losses resulting from foreign currency transactions are included in income for the year.

     STOCK BASED COMPENSATION

     FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

     RESOURCE PROPERTIES

     Exploration costs are charged to expense as incurred. After a project is determined by management to be commercially feasible, such costs are capitalized. Expenditures for mine development are capitalized until production reaches a commercial level. Prior to achieving commercial production, revenues relating to development ore, net of mining and processing costs associated with its production, are applied to mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized.

     Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Events or circumstances that may indicate that the carrying amount may not be recoverable include a significant decrease in current or forward commodity prices, a significant reduction in estimates of proven and probable reserves, and significant increases in operating costs, capital requirements or reclamation costs. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, considering estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     INCOME TAXES

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in stockholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

     REPORTING ON COSTS OF START-UP ACTIVITIES

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company does not anticipate that the statement will have a significant impact on its future financial statements.

     LOSS PER SHARE

     Loss per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period, unless the common stock equivalents are anti-dilutive.

4.   SHARE EXCHANGE


     On January 9, 1998, the Company merged with Innovin Inc. ("Innovin") by issuing 43,509 common shares of the Company (after taking account for the subsequent reverse-stock-split) for all of the 2,175,456 issued and outstanding common shares of Innovin. Innovin held as its principal asset 175,456 Series K common shares of STB Corp. Innovin acquired the shares of STB Corp. by exchanging 175,456 of its own common shares for the Series K common shares of STB Corp. Innovin ceased to exist on January 9, 1998.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

4.   SHARE EXCHANGE (cont'd.....)

     For accounting purposes, the share exchange is accounted for as a pooling of interests by combining the net book values of the assets, liabilities and shareholders' equity of the involved companies. The Share Exchange does not result in a revaluation of the net assets and liabilities of the involved companies since there is no overall change in control of the companies involved.

     These financial statements are based on the assumption that the companies were combined for the period since incorporation of the Company on December 18, 1997 to February 28, 1999.

     Summarized results of operations of the separate companies for the period from December 18, 1997 through January 9, 1998, the date of acquisition, are as follows:

     ==========================================================================
                                         Anglo-Sierra
                                            Resources
                                                Corp.      Innovin Inc.
     --------------------------------------------------------------------------
     Net sales                          $         -       $        -
     Net loss for the period                      -                -
     ==========================================================================

     The summarized assets and liabilities of the separate companies on January 9, 1998, the date of acquisition, were as follows:

     ===========================================================
                                  Anglo-Sierra
                                     Resources
                                         Corp.     Innovin Inc.
     -----------------------------------------------------------
     Incorporation costs       $      2,545      $      2,544
     Investment                          -                175
     Current liabilities                 -                 -
     ===========================================================

5.          INCORPORATION COSTS

     ======================================================================
                                                 1999             1998
     ----------------------------------------------------------------------
     Incorporation costs                    $       5,310    $      5,310
     Less:  accumulated amortization               (5,310)           (221)
                                            -------------    ------------

                                            $        -       $      5,089
     ======================================================================

     During the year ended February 28, 1999, management of the Company determined that incorporation costs provided no future economic benefits and all unamortized incorporation costs were charged to operations.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

6.   RESOURCE PROPERTIES

     ======================================================================================
                                                            1999             1998
     --------------------------------------------------------------------------------------
     Gray Copper Property, British Columbia           $        21,182   $            -
     North Trout Creek Property, British Columbia             139,665                -
                                                      ---------------   ----------------

                                                              160,847                -
     Write-off of resource properties                        (160,847)               -
                                                      ---------------   ----------------

                                                      $          -      $            -
     ======================================================================================

     GRAY COPPER PROPERTY, BRITISH COLUMBIA


     The Company held a 100% interest in the mining rights to the Gray Copper Property located in the Skeena Mining Division, British Columbia. The Company acquired the Gray Copper Property mining rights by issuing 12,000 common shares valued at $21,182. During the year ended February 28, 1999, management of the Company determined that it would not proceed further with the development of mining operations on this property, and all costs of acquisition were written-off to operations. The mining rights have subsequently been transferred to a former director for $Nil consideration.


     NORTH TROUT CREEK PROPERTY, BRITISH COLUMBIA


     The Company held a 100% interest in certain mining claims located in the Similkameen Mining Division, British Columbia. The Company acquired the mining rights to the North Trout Creek Property by paying $9,665 and issuing 16,000 common shares valued at $130,000. During the year ended February 28, 1999, management of the Company determined that it would not proceed further with the development of mining operations on this property, and all costs of acquisition were written-off to operations. The mining rights have subsequently been transferred to a former director for $Nil consideration.


7.   CAPITAL STOCK

     ADDITIONAL PAID-IN CAPITAL

     The excess of proceeds received for common shares over their par value of $0.0001, less share issue costs, is credited to additional paid-in capital.

     REVERSE STOCK SPLIT

     Subsequent to February 28, 1999, the Company implemented a 50:1 reverse stock split (Note 12 (b)). Stockholders' equity has been restated to give retroactive recognition of the reverse stock split for all periods presented by reclassifying from common shares to additional paid-in capital the par value of converted shares arising from the split. In addition, all references to number of shares and per share amounts of common shares have been restated to reflect the reverse stock split.

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

8.   RELATED PARTY TRANSACTIONS

     During the year ended February 28, 1999, the Company entered into the following transactions with related parties:

     a) Paid or accrued management fees of $79,525 (1998 - $Nil) to a former director or a company controlled by the former director. As at February 28, 1999, $328 of management fees are due to a former director.

     b)   Paid management fees of $4,930 (1998 - $Nil) to a former director.

     c)   Paid consulting fees of $5,016 (1998 - $Nil) to a former director.

     d) Paid $4,762 (1998 - $Nil) for office and travel expenses to a former director or a company controlled by the former director.

     e) Paid $1,317 (1998 - $Nil) for office and travel expenses to a former director.


9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

     Significant non-cash transactions for the year ended February 28, 1999 included:

     a) The Company issuing 12,000 common shares in the amount of $21,182 as consideration for the acquisition of the Gray Copper Property (Note
          6).

     b) The Company issuing 16,000 common shares in the amount of $130,000 as part consideration for the acquisition of the North Trout Creek Property (Note 6).

     The significant non-cash transaction for the period ended February 28, 1998 consisted of the Company issuing 43,509 common shares in the amount of $175 as consideration on the Share Exchange (Note 4).

10.  INCOME TAXES

     The Company's total deferred tax asset at February 28 is as follows:



     ===============================================================================================
                                                                1999                  1998
     -----------------------------------------------------------------------------------------------
     Tax benefit of net operating loss carryforward      $           46,340    $              244
     Valuation allowance                                            (46,340)                 (244)
                                                         ------------------    ------------------

                                                         $               -     $               -
     ===============================================================================================



     The Company has a net operating loss carryforward of approximately $316,562 (1998 - $1,626). The valuation allowance increased to $46,340 from $244 during the period ended February 28, 1999 since the realization of the operating loss carryforwards are doubtful. It is reasonably possible that the Company's estimate of valuation allowance will change.


     The operating loss carryforwards expire as follows:


         2005         $   1,626
         2006           314,936
                      ----------
                      $ 316,562
                      ==========

ANGLO-SIERRA RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
FEBRUARY 28, 1999

================================================================================

11.  COMPREHENSIVE INCOME

     Total comprehensive loss for the year ended February 28, 1999, and the period from incorporation on December 18, 1997 to February 28, 1998 was $(311,332) and $(1,626), respectively. The only item included in other comprehensive income is foreign currency translation adjustments in the amounts of $3,604 for the year ended February 28, 1999 and $Nil for the period from incorporation on December 18, 1997 to February 28, 1999.


     =================================================================================
                                                         Foreign
                                                        Currency         Accumulated
                                                     Translation       Comprehensive
                                                      Adjustment              Income
     ---------------------------------------------------------------------------------
     Beginning balance, February 28, 1998     $            -       $            -

     Current - period change                              3,604                3,604
                                              -----------------    -----------------

     Ending balance, February 28, 1999        $           3,604    $           3,604
     =================================================================================


12.  SUBSEQUENT EVENTS

     The following transactions occurred subsequent to year end:

     a) The Company changed its name on March 15, 1999, from Anglo-Sierra Resources Corp. to Bullet Environmental Technologies, Inc.

     b) Effective March 15, 1999, the Company implemented a 50:1 reverse stock split where each issued and outstanding share of the Company's common stock was converted to 0.02 shares of the Company's common stock.

     c) Pursuant to a private share offering on March 26, 1999, the Company issued 2,000,000 common shares at a price of $0.05 per common share for total proceeds of $100,000.


13.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may incorrectly recognize the Year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

                     BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
                     (FORMERLY ANGLO-SIERRA RESOURCES CORP.)

                         (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)

                                  MAY 31, 1999

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


===============================================================================================================
                                                                                 May 31,            (Audited)
                                                                                    1999         February 28,
                                                                                                         1999
---------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
     Cash and cash equivalents                                       $            96,853   $              327
     Prepaid expenses                                                              5,000                   -
                                                                     -------------------   ------------------

                                                                     $           101,853   $              327
===============================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT
     Accounts payable and accrued liabilities                        $             2,449   $            1,986
                                                                     -------------------   ------------------


STOCKHOLDERS' EQUITY
     Capital stock (Note 7)
         Authorized
          30,000,000  common shares, par value of $0.0001
           5,000,000  preference shares, par value of $0.0001
         Issued
           2,150,475 common shares (February 28, 1999 - 150,475)                     215                   15

     Additional paid-in capital                                                  411,084              311,284
     Deficit accumulated during the development stage                           (320,304)            (316,562)
     Accumulative comprehensive other income                                       8,409                3,604
                                                                     -------------------   ------------------

                                                                                  99,404               (1,659)
                                                                     -------------------   ------------------

                                                                     $           101,853   $              327
===============================================================================================================


HISTORY AND ORGANIZATION OF THE COMPANY (Note 1)

   The accompanying notes are an integral part of these financial statements.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)


STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


=======================================================================================================================
                                                            Cumulative
                                                                  From
                                                         Incorporation
                                                                    on
                                                          December 18,              Three Month           Three Month
                                                               1997 to             Period Ended          Period Ended
                                                               May 31,                  May 31,               May 31,
                                                                  1999                     1999                  1998
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
     Amortization of incorporation costs         $               5,310   $                  -    $                266
     Bank charges                                                  163                      17                     24
     Consulting fees                                            14,616                      -                      -
     Foreign exchange loss                                         344                      -                      -
     Management fees                                            84,455                      -                      -
     Office and miscellaneous                                   12,346                      -                      -
     Printing                                                    2,424                      -                   2,424
     Professional fees                                          19,698                     750                     -
     Rent                                                        1,437                   1,437                     -
     Transfer agent and registrar                               12,559                   1,538                  3,227
     Travel                                                      5,930                      -                      -
     Write-off of resource properties                          160,847                      -                      -
                                                 ---------------------   ---------------------   --------------------


LOSS BEFORE OTHER ITEM                                        (320,129)                 (3,742)                (5,941)


OTHER ITEM

     Write-off of investment                                      (175)                     -                      -
                                                 ---------------------   ---------------------   --------------------


LOSS FOR THE PERIOD                              $            (320,304)  $              (3,742)  $             (5,941)
=======================================================================================================================


LOSS PER SHARE                                                           $              (0.01)   $             (0.05)


WEIGHTED AVERAGE SHARES OUTSTANDING                                                  1,585,258                112,250
=======================================================================================================================


   The accompanying notes are an integral part of these financial statements.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


=================================================================================================================================
                                                                                          Deficit
                                                                                      Accumulated
                                      Number of                        Additional      During the      Cumulative
                                         Common                           Paid-in     Development     Translation
                                         Shares          Amount           Capital           Stage      Adjustment       Total
---------------------------------------------------------------------------------------------------------------------------------

INCEPTION, DECEMBER 18, 1997                 -    $          -    $            -    $          -    $          -   $         -

Shares issued for cash                   60,002               6             5,304              -               -          5,310

Share exchange with Innovin Inc.         43,509               4               171              -               -            175

Loss for the period                          -               -                 -           (1,626)             -         (1,626)
                                    -----------   -------------   ---------------   -------------   -------------  ------------

BALANCE AT FEBRUARY 28, 1998            103,511              10             5,475          (1,626)             -          3,859

Shares issued for resource
     properties                          28,000               3           151,179              -               -        151,182

Shares issued for cash                   18,964               2           154,630              -               -        154,632

Loss for the period                          -               -                 -         (314,936)             -       (314,936)

Accumulative comprehensive
      other income                           -               -                 -               -            3,604         3,604
                                    -----------   -------------   ---------------   -------------   -------------  ------------

BALANCE AT FEBRUARY 28, 1999            150,475              15           311,284        (316,562)          3,604        (1,659)

Shares issued for cash                2,000,000             200            99,800              -               -        100,000

Loss for the period                          -               -                 -           (3,742)             -         (3,742)

Accumulative comprehensive
      other income                           -               -                 -               -            4,805         4,805
                                    -----------   -------------   ---------------   -------------   -------------  ------------

BALANCE AT MAY 31, 1999               2,150,475   $         215   $       411,084   $    (320,304)  $       8,409  $     99,404
=================================================================================================================================


   The accompanying notes are an integral part of these financial statements.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)


===========================================================================================================
                                                          Cumulative
                                                                From
                                                       Incorporation
                                                                  on
                                                        December 18,        Three Month      Three Month
                                                             1997 to       Period Ended     Period Ended
                                                             May 31,            May 31,          May 31,
                                                                1999               1999             1998
-----------------------------------------------------------------------------------------------------------

LOSS FOR THE PERIOD                                  $      (320,304)  $         (3,742)  $       (5,941)


OTHER COMPREHENSIVE INCOME
     Foreign currency translation adjustments                  8,409              4,805               -
                                                     ---------------   ----------------   --------------


COMPREHENSIVE NET INCOME (LOSS) FOR THE PERIOD       $      (311,895)  $          1,063   $       (5,941)
===========================================================================================================


NET INCOME (LOSS) PER SHARE                                            $           0.01   $        (0.05)


WEIGHTED AVERAGE SHARES OUTSTANDING                                           1,585,258          112,250
===========================================================================================================


   The accompanying notes are an integral part of these financial statements.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

=============================================================================================================================
                                                                              Cumulative
                                                                                    From
                                                                           Incorporation
                                                                                      on
                                                                            December 18,      Three Month     Three Month
                                                                                 1997 to     Period Ended    Period Ended
                                                                                 May 31,          May 31,         May 31,
                                                                                    1999             1999            1998
-----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
     Loss for the period                                                 $     (320,304)   $       (3,742)  $      (5,941)
     Adjustments to reconcile loss to net cash
       used in operating activities:
         Amortization of incorporation costs                                       5,310               -              266
         Write-off of resource properties                                        160,847               -               -
         Write-off of investment                                                     175               -               -

     Changes in other operating assets and liabilities
         Increase in prepaid expenses                                             (5,000)          (5,000)             -
         Increase in accounts payable and accrued liabilities                      2,449              463           5,651
                                                                         ---------------   --------------   -------------


     Net cash used in operating activities                                     (156,523)           (8,279)            (24)
                                                                         --------------    --------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures on incorporation costs                                         (5,310)               -               -
     Acquisition of resource property                                            (9,665)               -               -
                                                                         --------------    --------------   -------------

     Net cash used in investing activities                                      (14,975)               -               -
                                                                         --------------    --------------   -------------

CASH FLOWS FROM FINANCING ACTIVITY
     Issuance of capital stock for cash                                          259,942          100,000              -
                                                                         ---------------   --------------   -------------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                             88,444           91,721             (24)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       8,409            4,805              -
                                                                         ---------------   --------------   -------------

NET CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                         96,853           96,526             (24)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                        -               327              -
                                                                         ---------------   --------------   -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $        96,853   $       96,853   $         (24)
=============================================================================================================================

CASH PAID DURING THE YEAR FOR:
     Interest expense                                                    $            -    $          -     $          -
     Income taxes                                                                     -               -                -
=============================================================================================================================

SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES (Note 8)

   The accompanying notes are an integral part of these financial statements.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
MAY 31, 1999

================================================================================

1.   HISTORY AND ORGANIZATION OF THE COMPANY


     The Company was incorporated in Delaware on December 18, 1997 and is in the development stage. On March 5, 1998, the Company changed its name from Innovin Development Corporation to Anglo-Sierra Resources Corp. On March 15, 1999, the Company changed its name from Anglo-Sierra Resources Corp. to Bullet Environmental Technologies, Inc.



     In the opinion of management, the accompanying financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited financial statements of the Company for the year ended February 28, 1999. The results of operations for the three months ended May 31, 1999 are not necessarily indicative of the results to be expected for the year ending February 28, 2000.


2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a private placement.


     ====================================================================================
                                                                    1999           1998
     ------------------------------------------------------------------------------------
     Deficit accumulated during the development stage       $   (320,304)   $    (7,567)
     Working capital surplus (deficiency)                         99,404         (7,080)
     ====================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES

     INCORPORATION COSTS

     Incorporation costs are carried at cost less accumulated amortization, which is being calculated over sixty months on a straight-line basis.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less. These are recorded at cost which approximates market.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
MAY 31, 1999

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     FOREIGN CURRENCY TRANSLATION

     The Company has determined that the functional currency of its operations is the local currency, the Canadian dollar. In accordance with Statement of Financial Accounting Standards No. 52 ("SFAS 52"), "Foreign Currency Translation", the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Related exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment. Exchange gains and losses resulting from foreign currency transactions are included in income for the year.

     STOCK BASED COMPENSATION

     FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
MAY 31, 1999

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     RESOURCE PROPERTIES

     Exploration costs are charged to expense as incurred. After a project is determined by management to be commercially feasible, such costs are capitalized. Expenditures for mine development are capitalized until production reaches a commercial level. Prior to achieving commercial production, revenues relating to development ore, net of mining and processing costs associated with its production, are applied to mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized.

     Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Events or circumstances that may indicate that the carrying amount may not be recoverable include a significant decrease in current or forward commodity prices, a significant reduction in estimates of proven and probable reserves, and significant increases in operating costs, capital requirements or reclamation costs. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, considering estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

     INCOME TAXES

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     COMPREHENSIVE INCOME


     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in stockholders' equity that result from recognized transactions and other economic events of the period, other than transactions with owners in their capacity as owners.


     REPORTING ON COSTS OF START-UP ACTIVITIES

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company does not anticipate that the statement will have a significant impact on its future financial statements.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
MAY 31, 1999

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     LOSS PER SHARE

     Loss per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period, unless the common stock equivalents are anti-dilutive.

4.   SHARE EXCHANGE


     On January 9, 1998, the Company merged with Innovin Inc. ("Innovin") by issuing 43,509 common shares of the Company (after taking account for the subsequent reverse-stock-split) for all of the 2,175,456 issued and outstanding common shares of Innovin. Innovin held as its principal asset 175,456 Series K common shares of STB Corp. Innovin acquired the shares of STB Corp. by exchanging 175,456 of its own common shares for the Series K common shares of STB Corp. Innovin ceased to exist on January 9, 1998.


     For accounting purposes, the share exchange is accounted for as a pooling of interests by combining the net book values of the assets, liabilities and shareholders' equity of the involved companies. The Share Exchange does not result in a revaluation of the net assets and liabilities of the involved companies since there is no overall change in control of the companies involved.

     These financial statements are based on the assumption that the companies were combined for the period since incorporation of the Company on December 18, 1997 to May 31, 1999. Summarized results of operations of the separate companies for the period from December 18, 1997 through January 9, 1998, the date of acquisition, are as follows:

     ================================================================
                                     Anglo-Sierra
                                        Resources
                                            Corp.      Innovin Inc.
     ----------------------------------------------------------------
     Net sales                     $         -       $         -
     Net loss for the period                 -                 -
     ================================================================

     The summarized assets and liabilities of the separate companies on January 9, 1998, the date of acquisition, were as follows:

     ==============================================================
                                  Anglo-Sierra
                                     Resources
                                         Corp.       Innovin Inc.
     --------------------------------------------------------------
     Incorporation costs        $      2,545       $     2,544
     Investment                           -                175
     Current liabilities                  -                 -
     ==============================================================

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
MAY 31, 1999

================================================================================

5.   INCORPORATION COSTS

     ================================================================

                                            May 31,         May 31,
                                               1999            1998
     ----------------------------------------------------------------
     Incorporation costs                 $      -       $     5,310
     Less:  accumulated amortization            -              (487)
                                         ----------     -----------

                                         $      -       $     4,823
     ================================================================

6.   RESOURCE PROPERTIES

     ========================================================================

                                                   May 31,         May 31,
                                                      1999            1998
     ------------------------------------------------------------------------
     Gray Copper Property, British Columbia      $     -        $   21,182
     ========================================================================

     GRAY COPPER PROPERTY, BRITISH COLUMBIA


     The Company held a 100% interest in the mining rights for the Gray Copper Property located in the Skeena Mining Division, British Columbia. The Company acquired the Gray Copper Property mining rights by issuing 12,000 common shares valued at $21,182. During the final quarter of the year ended February 28, 1999, management of the Company determined that it would not proceed further with the development of mining operations on this property, and all costs of acquisition were written-off to operations. The property then transferred to a former director for $Nil consideration.


7.   CAPITAL STOCK

     ADDITIONAL PAID-IN CAPITAL

     The excess of proceeds received for common shares over their value of $0.0001, less share issue costs, is credited to additional paid-in capital.

     REVERSE STOCK SPLIT

     On March 15, 1999, the Company implemented a 50:1 reverse stock split. Stockholders' equity has been restated to give retroactive recognition of the reverse stock split for all periods presented by reclassifying from common shares to additional paid-in capital the par value of converted shares arising from the split. In addition, all references to number of shares and per share amounts of common shares have been restated to reflect the reverse stock split.

BULLET ENVIRONMENTAL TECHNOLOGIES, INC.
(formerly Anglo-Sierra Resources Corp.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
MAY 31, 1999

================================================================================

8. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES


     There were no non-cash transactions for the three month period ended May 31, 1999. The significant non-cash transaction for the three month period ended May 31, 1998 consisted of the Company issuing 12,000 common shares in the amount of $21,182 as consideration for the acquisition of the Gray Copper Property mining rights (Note 6).


9.   INCOME TAXES

     The Company's total deferred tax asset at May 31 is as follows:


     ==============================================================================
                                                               1999          1998
     ------------------------------------------------------------------------------

     Tax benefit of net operating loss carryforward     $    48,046    $    1,135
     Valuation allowance                                    (48,046)       (1,135)
                                                        -----------    ----------
                                                        $        -     $       -

     ==============================================================================



     The Company has a net operating loss carryforward of approximately $320,304 (1998 - $7,567). The valuation allowance increased to $48,046 from $46,340 during the three month period ended May 31, 1999 since the realization of the operating loss carryforwards are doubtful. It is reasonably possible that the Company's estimate of valuation allowance will change.



     The operating loss carryforwards will expire as follows:



         2005          $   1,626
         2006            314,936
         2007              3,742
                       ----------
                       $ 320,304
                       =========


10.  COMPREHENSIVE INCOME


     Total comprehensive net income (loss) for the three month period ended May 31, 1999 and for the year ended February 28, 1999, was $1063 and $(311,332), respectively. The only item included in other comprehensive income is foreign currency translation adjustments in the amounts of $4,805 for the three month period ended May 31, 1999 and $3,604 for the year ended February 28, 1999.



     =========================================================================
                                                  Foreign
                                                 Currency         Accumulated
                                              Translation       Comprehensive
                                               Adjustment       Income (loss)
     -------------------------------------------------------------------------
     Beginning balance, February 28, 1998      $       -        $         -

     Change for the period                          3,604              3,604
                                               ----------       ------------

     Ending balance, February 28, 1999              3,604              3,604

     Current period change                          4,805              4,805
                                               ----------       ------------

     Ending balancing, May 31, 1999            $    8,409       $      8,409
     =========================================================================